Filed Pursuant to Rule 424(b)(3)
Registration No. 333-213271

CIM INCOME NAV, INC.
SUPPLEMENT NO. 10 DATED JULY 8, 2019
TO THE PROSPECTUS DATED NOVEMBER 27, 2018
This document supplements, and should be read in conjunction with, the prospectus of CIM Income NAV, Inc. dated November 27, 2018; Supplement No. 6 dated April 16, 2019; Supplement No. 8 dated May 23, 2019, which superseded and replaced all previous supplements to the prospectus, with the exception of the “Incorporation by Reference” section of Supplement No. 6; and Supplement No. 9 dated June 7, 2019. Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the prospectus, as supplemented to date.
The purpose of this supplement is to describe the following:

(1)	the status of the offering of shares of CIM Income NAV, Inc.;
(2)	the net asset value (“NAV”) per share for each class of common stock on each business day for the month of June 2019;
(3)	information regarding the share redemption limit;
(4)	updates to information regarding the calculation of our fees;
(5)	recent real property acquisitions and dispositions; and
(6)	updates to our systematic investment program.
OPERATING INFORMATION
Status of Our Public Offering
The registration statement for our initial public offering of $4,000,000,000 in shares of common stock was declared effective by the U.S. Securities and Exchange Commission on December 6, 2011 and was subsequently superseded by registration statements declared effective on August 26, 2013 and February 10, 2017. We are offering up to $3,500,000,000 in shares of common stock pursuant to our primary offering, consisting of four classes of shares of common stock: D Shares, T Shares, S Shares and I Shares. We are also offering $500,000,000 in shares pursuant to our distribution reinvestment plan. We are offering to sell any combination of D Shares, T Shares, S Shares and I Shares with a dollar value up to the maximum offering amount.
During the month of June 2019, we accepted investors’ subscriptions for, and issued, a total of approximately 472,000 shares of our common stock in our offering, resulting in gross proceeds to us of approximately $8.4 million, consisting of approximately 394,000 shares of our common stock in our primary offering, resulting in gross proceeds to us of approximately $7.0 million ($3.2 million in D Shares, $3.8 million in T Shares, and $25,000 in I Shares), and approximately 78,000 shares of our common stock pursuant to our distribution reinvestment plan, resulting in gross proceeds to us of approximately $1.4 million. As of June 30, 2019, we had accepted investors’ subscriptions for, and issued, approximately 44.2 million shares of our common stock in the offering (including shares issued pursuant to our distribution reinvestment plan), resulting in gross proceeds to us of approximately $797.9 million.
We are structured as a perpetual-life, non-exchange traded REIT. This means that, subject to regulatory approval of our filing for additional offerings, we will be selling shares of our common stock on a continuous basis and for an indefinite period of time. We will endeavor to take all reasonable actions to avoid interruptions in the continuous offering of our shares of common stock. There can be no assurance, however, that we will not need to suspend our continuous offering. The offering must be registered in every state in which we offer or sell shares. Generally, such registrations are for a period of one year. Thus, we may have to stop selling shares in any state in which our registration is not renewed or otherwise extended annually. We reserve the right to terminate this offering as well as to renew, extend or terminate registration at any time.

NAV per Share
The following is a list of the NAV per share on each business day for the month of June 2019 for each of our classes of common stock:

	NAV per Share
Date	D Shares	T Shares	S Shares	I Shares
June 3, 2019	$17.82	$17.49	*	$18.06
June 4, 2019	$17.81	$17.49	*	$18.06
June 5, 2019	$17.81	$17.48	*	$18.06
June 6, 2019	$17.80	$17.47	*	$18.04
June 7, 2019	$17.82	$17.49	*	$18.06
June 10, 2019	$17.82	$17.49	*	$18.06
June 11, 2019	$17.82	$17.49	*	$18.06
June 12, 2019	$17.82	$17.49	*	$18.06
June 13, 2019	$17.82	$17.49	*	$18.06
June 14, 2019	$17.82	$17.48	*	$18.06
June 17, 2019	$17.82	$17.49	*	$18.06
June 18, 2019	$17.82	$17.49	*	$18.06
June 19, 2019	$17.82	$17.49	*	$18.06
June 20, 2019	$17.79	$17.46	*	$18.03
June 21, 2019	$17.79	$17.46	*	$18.03
June 24, 2019	$17.79	$17.46	*	$18.03
June 25, 2019	$17.79	$17.46	*	$18.03
June 26, 2019	$17.79	$17.46	*	$18.04
June 27, 2019	$17.79	$17.46	*	$18.04
June 28, 2019	$17.79	$17.46	*	$18.04

* Not available. We did not issue any S Shares as of June 30, 2019.
The NAV per share is the price at which we sold our shares pursuant to purchase orders (excluding applicable upfront selling commissions and dealer manager fees charged on D Shares and T Shares), and redeemed shares pursuant to redemption requests, on the business day specified. Purchases and redemptions will be made in accordance with our policies as set forth in the registration statement and prospectus to which this prospectus supplement relates. Please refer to “Valuation Policies” beginning on page 99 of the current prospectus, as supplemented, for important information about how NAV is determined for each of our classes of common stock. Our NAV per share for each share class, which is updated daily, along with our registration statement, prospectus and prospectus supplements are available on our website https://www.cimgroup.com/strategies/individual/inav#summary.
Redemption Limit
As disclosed on our website, as of June 30, 2019, our NAV was $598,920,546. As of July 1, 2019, the redemption limit for the quarter ending September 30, 2019 was 10% of our NAV as of June 30, 2019. Given that sales of our common stock have exceeded redemption requests quarter to date, the redemption limit as of July 1, 2019 has not been reduced below 10% of our NAV as of June 30, 2019. For a complete discussion of redemption limits, refer to the section of our prospectus captioned “Share Purchases and Redemptions — Redemption Limitations” beginning on page 201 of the prospectus.

PROSPECTUS UPDATES
Calculation of Upfront Selling Commissions and Dealer Manager Fees
The following information supersedes and replaces the second table in the section of our prospectus captioned “Questions and Answers About This Offering — Q: What is the difference between the classes of common stock being offered?” beginning on page 5 of the prospectus and in the section of our prospectus captioned “Prospectus Summary — D Shares, T Shares, S Shares and I Shares of Common Stock” beginning on page 16 of the prospectus.

	Upfront Selling Commissions	Dealer Manager Fees	Annual Stockholder Servicing Fees	Maximum Stockholder Servicing Fees Over Life of Investment (Length of Time)	Total (Length of Time) (1)
Class D	$150	$—	$25	$738 (30 years)	$888 (30 years)
Class T	$300	$50	$85	$556 (7 years)	$906 (7 years)
Class S	$350	$—	$85	$556 (7 years)	$906 (7 years)
Class I	$—	$—	$—	$—	$—
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(1) We will cease paying the stockholder servicing fee with respect to any D Shares, T Shares or S Shares held in a stockholder’s account at the end of the month in which our dealer manager in conjunction with the transfer agent determines that total upfront selling commissions, dealer manager fees and stockholder servicing fees paid with respect to the shares held by such stockholder within such account would exceed, in the aggregate, 8.75% (or, in the case of shares sold through certain participating broker-dealers, a lower limit as set forth in any applicable agreement between our dealer manager and a participating broker-dealer) of the gross proceeds from the sale of such shares (including the gross proceeds of any shares issued under our distribution reinvestment plan with respect thereto). Although we cannot predict the length of time over which the stockholder servicing fee will be paid due to potential changes in the NAV of our shares, this fee would be paid with respect to D Shares over approximately 30 years from the date of purchase, and with respect to T Shares or S Shares over approximately 7 years from the date of purchase, assuming payment of the full upfront selling commissions and dealer manager fees, opting out of the distribution reinvestment plan and a constant NAV per share.
Recent Real Property Acquisitions and Dispositions
The following information supplements, and should be read in conjunction with, the sections of our prospectus captioned “Prospectus Summary — Description of Real Estate Assets” beginning on page 21 of the prospectus and the section of our prospectus captioned “Investment Objectives, Strategy and Policies — Real Property Acquisitions” beginning on page 81 of the prospectus, and describes our real estate holdings as of June 30, 2019, and the activity that occurred subsequent to the activity as of May 31, 2019 previously disclosed in our prospectus, as supplemented.
As of June 30, 2019, we, through separate wholly-owned limited liability companies and limited partnerships, owned 147 properties, acquired for an aggregate purchase price of $902.6 million, located in 34 states, consisting of six anchored shopping centers, 119 retail, 12 industrial and distribution, and 10 office properties, comprising approximately 5.4 million gross rentable square feet of commercial space, including the square feet of buildings that are on land subject to ground leases. We disposed of five properties and did not acquire any new properties between June 1, 2019 and June 30, 2019.
Systematic Investment Program
The following information supersedes and replaces the last sentence of the third paragraph of the section of our prospectus titled “Share Purchases and Redemptions — How to Purchase Our Shares” beginning on page 199 of our prospectus and the fourth paragraph of the section of our prospectus titled “Share Purchases and Redemptions — Systematic Investment Program” beginning on page 200 of the prospectus.
The systematic investment program is not available to Alabama, Maine, Nebraska or Washington investors.

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